UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 12b-25

________________________

SEC FILE NUMBER 001-35176

CUSIP NUMBER 37951D 102

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I -- REGISTRANT INFORMATION

Global Eagle Entertainment Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4553 Glencoe Avenue

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90292

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Global Eagle Entertainment Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. During the three months ended December 31, 2015, the Company relocated its corporate accounting function from its Westlake Village, California office, which it closed, to its headquarters in Marina Del Rey, California. As part of this process, a number of new personnel in the Company’s accounting and financial reporting group were hired and required training, and control processes had to be transferred to new process owners. This transition resulted in a delay in filing the Form 10-K.

The Company expects to file the Form 10-K as soon as possible, but no later than March 30, 2016, which is the fifteenth calendar day following the prescribed due date of the Form 10-K. The Company does not expect the financial results to be included in the Form 10-K when filed to reflect any material changes from those included in the press release issued by the Company on March 3, 2016, which announced the results for the quarter and year ended December 31, 2015 (the “Press Release”). The Press Release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 3, 2016.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Zemetra	(310)	437-6000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations for the fourth quarter and year ended December 31, 2015, to be included in the Form 10-K will reflect the changes in results of operations from the prior year consistent with the comparative results of operations disclosed in the Press Release. In the Press Release, the Company reported:

•	total revenue for the fourth quarter of and full year 2015 of $113.2 million and $426.0 million, respectively, as compared to $101.0 million and $387.7 million in the corresponding 2014 periods; and

•	net loss for the fourth quarter of and full year 2015 of $(4.8) million and $(2.1) million, respectively, as compared to $(27.5) million and $(57.2) million in the corresponding 2014 periods.

The foregoing statements about the anticipated timing of the filing of the Form 10-K and expectations regarding the financial statements to be included in the Form 10-K are forward-looking statements. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Form 10-K and that in finalizing the filing of the Form 10-K changes to the financial information included in the Press Release are required.

Global Eagle Entertainment Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2016	By :	/s/ Michael Zemetra
Michael Zemetra
Chief Financial Officer and Treasurer